Filed pursuant to
                                                Rule 424(b)(3)
                                                Commission File No. 333-48107



PROSPECTUS


                               2,281,720 Shares
                                 COM21, INC.
                                Common Stock

	This prospectus relates to the public offering, which is not being underwritten, of up to 2,281,720 shares of our common stock which is held by some of our current shareholders. These shareholders acquired these shares in a private transaction in which we acquired all of the ordinary shares of GADline, Ltd.

	The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

	Our common stock is quoted on the Nasdaq National Market under the symbol "CMTO." On September 15, 2000, the closing bid price for our common stock was $13.63.

	INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE THE SECTIONS ENTITLED "RISK FACTORS" IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCES IN THIS PROSPECTUS FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

	Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


              The date of this prospectus is September 19, 2000.

	No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Com21, Inc. (referred to in this prospectus as "Com21" or the "Registrant"), any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                                  THE COMPANY

	Com21's principal executive offices are located at 750 Tasman Drive, Milpitas, California 95053. Com21's telephone number is (408) 953-9100.

                                 RISK FACTORS

You should carefully consider the following risks, as well as the other information included or incorporated by reference in this prospectus, before deciding whether you wish to purchase any of the shares offered hereby.

     Com21 is currently experiencing significant delays in shipments from its OEM modem supplier and shortages of certain components.

Com21 is currently experiencing delays in shipment from its OEM modem supplier because of a market shortage of tuners and flash memory, and an industry wide shortages of components could impact Com21's modem shipments. If Com21 is unable to purchase OEM modems or key components from its vendors at a high enough volume to meet demand, or qualify and secure additional sources of supply, Com21 will be unable to meet its production and delivery schedules and revenue will be adversely affected.

Com21 does not have long term supply contracts to ensure sources of supply for all components. Its suppliers may enter into exclusive arrangements with its competitors, stop selling their products or components to Com21 at commercially reasonable prices or refuse to sell their products or components to Com21 at any price. If Com21 is unable to obtain sufficient quantities of modems or components, or to develop alternative sources for products and/or components its revenue would be materially adversely affected.

If any manufacturer or other sole source suppliers delay or halt production of any of their components, Com21's business, operating results and financial condition could be materially adversely affected.

     Com21's operating results in one or more future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors.

Com21's operating results are likely to fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are outside its control. Factors that could cause Com21's revenues to fluctuate include the following: key component shortages or failures from its suppliers in providing necessary materials and modems; delays in introducing standards based products that are certified as meeting the specifications of various approval organizations; new product introductions by Com21 or by its competitors; variations in the timing of orders and shipments of Com21's products; variations in the size of orders by Com21's customers; the timing of upgrades of cable plants; variations in capital spending budgets of cable operators; delays in obtaining regulatory approval for commercial deployment of cable modem systems; and general economic conditions and economic conditions specific to the cable and electronic data transmission industries.

The amount and timing of Com21's operating expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activities. Research and development expenses will vary as Com21 develops new products.

Total revenues for any future quarter are difficult to predict. Supply of components and OEM DOCSIS modems, manufacturing or testing constraints could result in delays in the delivery of Com21's products. Delays in the product deployment schedule of one or more of Com21's cable operator customers would likely materially adversely affect Com21's operating results for a particular period.

A variety of factors affect Com21's gross margin, including the following: the effectiveness of its cost reduction efforts; the sales mix within a product group, especially between proprietary and DOCSIS modems; the average selling prices of Com21's products; component prices Com21 secures from its vendors; the sales mix between Com21's headend equipment and cable modems; the volume of products manufactured; and the distribution channel or customer mix.

In the past Com21 has experienced declines in the average selling price of its cable modems and headend equipment. Com21 expects average sales prices of its modems and headend equipment will continue to show decreases to meet competitive pressures, especially those pressures related to DOCSIS and other standards based modems. In addition, the sales mix between Com21's headend equipment and modems also affects its gross margin. Sales of Com21's cable modems yield lower gross margins than do sales of its headend equipment, and sales of its DOCSIS cable modems currently yield substantially lower margins than do sales of its proprietary cable modems. Com21 anticipates that its sales mix will continue to be weighted toward cable modems during 2000 and increasingly toward its lower margin DOCSIS cable modems. If the price declines are not offset by a decline in the costs of manufacturing its cable modems due to engineering delays in introducing its cost reduced ATM and DOCSIS modems or in getting certified by various standards bodies or an increase in sales of higher margin telephone and office cable modems, Com21's gross margin will be adversely affected.

Because of these factors, Com21's operating results in one or more future periods may not meet or exceed the expectations of securities analysts or investors. In that event, the trading price of its common stock would likely decline.

     Com21 may not be able to produce sufficient quantities of its products because Com21 depends on third-party manufacturers, their suppliers and OEM suppliers and have limited manufacturing experience.

Com21 contracts for the manufacture of cable modems and integrated circuit boards on a turnkey basis. Com21's future success will depend, in significant part, on its ability to have others manufacture its products cost-effectively, in sufficient volumes and to meet production and delivery schedules. A number of risks are associated with Com21's dependence on third-party manufacturers including: failure to meet Com21's delivery schedules; quality assurance; manufacturing yields and costs; the potential lack of adequate capacity during periods of excess demand; difficulty in planning mix of units to be produced by manufacturer; and increases in prices and the potential misappropriation of Com21's intellectual property.

Any manufacturing disruption could impair Com21's ability to fulfill orders. Com21 has no long-term contracts or arrangements with any of its vendors that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. Com21 may experience manufacturing or supply problems in the future. Com21 is dependent on its manufacturers to secure components at favorable prices, but it may not be able to obtain additional volume purchase or manufacturing arrangements on terms that it considers acceptable, if at all. Any such difficulties could harm Com21's relationships with customers.

     Com21's future success will depend in part upon its ability to enhance its existing products and to develop and introduce, on a timely basis, new products and features that meet changing customer requirements and emerging industry standards.

The market for cable modem systems and products is characterized by rapidly changing technologies and short product life cycles. Com21's future success will depend in large part upon its ability to: identify and respond to emerging technological trends in the market; develop and maintain competitive products; enhance its products by adding innovative features that differentiate its products from those of its competitors; bring products to market on a timely basis at competitive prices; and respond effectively to new technological changes or new product announcements by others.

If Com21's product development and enhancements take longer than planned, the availability of products would be delayed. Com21's future success will depend in part upon its ability to enhance its existing products and to develop and introduce, on a timely basis, new products and features that meet changing customer requirements and evolving and emerging industry standards.

The technical innovations required for Com21 to remain competitive are inherently complex, require long development cycles, are dependent in some cases on sole source suppliers and require Com21, in some cases, to license technology from others. Com21 must continue to invest in research and development to attempt to maintain and enhance its existing technologies and products, but it may not have the funds available to do so. Even if Com21 has sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most expenses must be incurred before the technological feasibility or commercial viability can be ascertained. Revenues from future products or product enhancements may not be sufficient to recover the development costs associated with the products or enhancements.

     Competition for qualified personnel in the cable networking equipment and telecommunications industries is intense, and Com21 may not be successful in attracting and retaining these personnel.

Com21's future success will depend, to a significant extent, on the ability of its management to operate effectively, both individually and as a group. Com21 is dependent on its ability to retain and motivate high caliber personnel, in addition to attracting new personnel. Competition for qualified personnel in the cable networking equipment and telecommunications industries is extremely intense, especially in the San Francisco Bay Area, and Com21 may not be successful in attracting and retaining such personnel. Com21 expects to add additional personnel in the near future. There may be only a limited number of people with the requisite skills to serve in those positions and it may become increasingly difficult to hire these people. Com21 is actively searching for research and development engineers, who are in short supply. Com21's business will suffer if it encounters delays in hiring additional engineers.

In response to the intense competition for qualified personnel in the San Francisco Bay Area, Com21 has opened up development facilities in Ireland and New York, and a customer service center in The Netherlands and is exploring setting up additional centers in other locations.

Competitors and others have in the past and may in the future attempt to recruit Com21's employees. Com21 does not have employment contracts with any of its key personnel. Com21 is experiencing higher turnover than in 1999 due to increased competition for qualified personnel. Com21 does not maintain key person life insurance on its key personnel. The loss of the services of any of its key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, could negatively affect Com21's business.

     Com21 may be subject to risks associated with acquisitions.

Subsequent to June 30, 2000, Com21 acquired GADline Ltd., an Israeli developer of integrated end-to-end system solutions delivering telephone and high-speed data over a hybrid fiber-coaxial infrastructure, and BitCom, Inc., an engineering consulting firm, specializing in wireless, satellite, and networking engineering. Com21 continually evaluates strategic acquisitions of other businesses. The process of integrating any acquired business into Com21's business and operations is risky and may create unforeseen operating difficulties and expenditures. The areas in which Com21 may face difficulties include: assimilating the acquired operations and personnel; limits on Com21's ability to retain the acquired customers; risks of entering markets in which Com21 has no or limited direct prior experience and where competitors in such markets have stronger market positions; disruption of Com21's ongoing business; limits on Com21's ability to successfully incorporate acquired technology and rights into its service offerings and sell the acquired products; and implementation of controls, procedures and policies appropriate for a larger public group of companies that prior to acquisition had been smaller, private companies.

Com21 has very limited experience in managing the integration process. Moreover, it may not be able to successfully overcome potential problems encountered with these acquisitions or other potential acquisitions. In addition, future acquisitions could materially adversely affect its operating results by diluting its stockholders' equity, causing Com21 to incur additional debt, incurring significant immediate expenses related to write-offs, or incurring amortization of acquisition expenses and acquired assets.

     Com21 must reduce the cost of its cable modems to remain competitive.

Certain of Com21's competitors' cable modems are priced lower than Com21's cable modems. As headend equipment becomes more widely deployed, the price of cable modems and related equipment will continue to decline. In particular, industry standards, including the DOCSIS standard in North America, has caused increased price competition for cable modems.

Com21 may not be able to continually reduce the costs of manufacturing its cable modems sufficiently to enable it to lower its modem prices and compete effectively with other cable modem suppliers. In addition Com21 may not be able to get its DOCSIS modems certified in a timely manner by various standards bodies including CableLabs. If Com21 is unable to reduce the manufacturing costs of its cable modems, Com21's gross margin and operating results would be harmed.

     Com21 has a short operating history, has incurred net losses since its inception and expects future losses.

Com21 did not commence product shipments until April 1997. As a result, it has only a limited operating history upon which you may evaluate its prospects. Com21 has incurred net losses since inception and expects to continue to operate at a loss through at least the first half of fiscal year 2001. To achieve and subsequently maintain profitable operations, Com21 must successfully design, develop, test, manufacture, introduce, market and distribute its products on a broad commercial basis and secure higher revenues and gross profit.

Com21's ability to generate future revenues will depend on a number of factors, many of which are beyond its control. These factors include the following: cable operators' success and timeliness in the installation of subscriber site equipment; Com21's ability to meet competitive pricing pressures; the rate at which cable operators upgrade their cable plants; Com21's ability and the ability of cable operators to coordinate timely and effective marketing campaigns with the availability of upgrades; cable operators' success in marketing data-over-cable services and Com21's modems to subscribers; and cable operators' success in setting prices for data transmission installation service.

Due to these factors, Com21 cannot forecast with any degree of accuracy what its revenues will be or how quickly cable operators will adopt its systems and buy its cable modems. Therefore, Com21 may not achieve, or be able to sustain, profitability.

     Both Com21's proprietary products and its standards based products are subject to evolving industry standards. If Com21's products do not comply with any standard that achieves market acceptance, customers may refuse to purchase its products.

The DOCSIS standard has achieved substantial market acceptance in North America. Conformance with the DOCSIS standard is being determined through certification tests performed by CableLabs. On December 9, 1999 CableLabs certified two models of Com21's DOXport cable modem product line representing four modems for use with DOCSIS cable networks. On March 9, 2000 CableLabs certified a DOCSIS modem supplied by Com21's OEM supplier. On July 20, 2000 CableLabs certified the new USB-compatible DOXport 121 cable modem to be in compliance with DOCSIS 1.0. As Com21 continues to enhance current DOCSIS products and develop new products and as the evolution of the DOCSIS standard continues Com21 may incur additional costs associated with making its cable modems compliant with various versions of the DOCSIS standard. Additionally, Com21 cannot assure you that future enhancements or new DOCSIS product offerings will be CableLabs certified according to Com21's anticipated schedule, or that if certified, will meet with market acceptance.

The emergence or evolution of industry standards, either through adoption by official standards committees or widespread use by cable operators or telephone companies could require Com21 to redesign current products.

There is movement by some cable operators in Europe towards either a DVB or EuroDOCSIS standard. Com21 currently has DVB products that it OEMs from a third party supplier, but Com21 cannot assure you that its DVB products will meet the evolving DVB specifications. Moreover, Com21's relationship with its OEM supplier will cease on September 26, 2000. Currently, Com21 is developing its own products to replace this source; however, these products may not be available in time for market requirement.
Additionally, Com21 cannot assure you that if a EuroDOCSIS standard obtains widespread acceptance Com21 will be able to design and produce a EuroDOCSIS modem that meets EuroDOCSIS specifications.

The widespread adoption of DOCSIS, DVB, EuroDOCSIS or other standards outside North America could cause aggressive competition in the cable modem market and result in lower sales of Com21's proprietary headend products and lower revenues from licensing of its network management software. Any of these events would adversely affect Com21's gross margin and its operating results.

The development of new competing technologies and standards increases the risk that current or new competitors could develop products that would reduce the competitiveness of Com21's products. If any of these new technologies or standards achieve widespread market acceptance, any failure by Com21 to develop new products or enhancements, or to address these new technologies or standards, would harm its business.

     Com21 relies on indirect distribution channels for its products and needs to develop additional distribution channels.

Today, cable operators and systems integrators purchase cable modems from vendors through direct and indirect sales channels. Due to the DOCSIS standard achieving widespread market acceptance, Com21 anticipates that the North American cable modem market may at some point shift to a consumer purchase model. If this occurs, Com21 will sell more of its cable modems directly through consumer sales channels. Com21's success will then be dependent on its ability to market effectively to end users, to establish brand awareness, to set up the required channels of distribution and to have cable operator's reference sell Com21's products. Com21 has started to establish new distribution channels for its cable modems. Com21 may not have the capital required or the necessary personnel, or expertise to develop these distribution channels, which could materially adversely affect its business, operating results and financial condition. To the extent that large consumer electronics companies enter the cable modem market, their well-established retail distribution capabilities would provide them with a significant competitive advantage.

     The market in which Com21 sells its products is characterized by many competing technologies, and the technology on which its product is based may not compete effectively against other technologies.

The market for high-speed data transmission services has several competing technologies which offer alternative solutions. Technologies which compete with Com21's solution include the following: telephone company-related wireline technologies such as dial-up (analog modems) digital subscriber line, known as DSL, ADSL, among others, and integrated services digital network, known as ISDN; wireless technologies such as local multipoint distribution service, known as LMDS, multi-channel multipoint distribution service, commonly known as MMDS, and direct satellite; and fiber optic technologies such as fiber to a residence and fiber to a multi-dwelling unit.

Because of the widespread reach of telephone networks and the financial resources of telephone companies, competition from telephone company-related solutions is expected to be intense. Cable modem technology may not be able to compete effectively against wireline or wireless technologies.

In addition, one of Com21's competitors has developed a commercially available alternative modulation technology. Significant market acceptance of alternative solutions for high-speed data transmission could decrease the demand for Com21's products if these alternatives are viewed as providing faster access, greater reliability, increased cost-effectiveness or other advantages.

     Com21's market is highly competitive and has many more established competitors.

The market for Com21's products is intensely competitive, rapidly evolving and subject to rapid technological change.

Many of Com21's current and potential competitors have been operating longer, have better name recognition, more established business relationships and significantly greater financial, technical, marketing and distribution resources than Com21 does. These competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new or enhanced products than Com21 does.

     Com21's failure to adequately protect its proprietary rights may adversely affect it.

Com21 relies on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect its proprietary rights. These measures afford only limited protection. Com21's means of protecting its proprietary rights in the U.S. or abroad may not be adequate and competitors may independently develop similar technologies. Com21's future success will depend in part on its ability to protect its proprietary rights and the technologies used in its principal products. Despite Com21's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or to obtain and use trade secrets or other information that Com21 regards as proprietary. In addition, the laws of some foreign countries do not protect Com21's proprietary rights as fully as do the laws of the U.S. Issued patents may not preserve Com21's proprietary position. Even if they do, competitors or others may develop technologies similar to or superior to Com21's. If Com21 does not enforce and protect its intellectual property, its business will be harmed.

From time to time, third parties, including Com21's competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to Com21. Com21 expects that it will increasingly be subject to infringement claims as the number of products and competitors in the cable modem market grows and the functionality of products overlaps.

The results of any litigation matter are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, Com21 could be required to pay substantial damages, including treble damages if it is held to have willfully infringed, to halt the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. Licenses may not be available from any third party that asserts intellectual property claims against Com21, on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if Com21 ultimately prevails. There can be no assurance that Com21 would be able to successfully resolve legal disputes in the future.

     Com21's failure to manage growth could adversely affect it.

Com21 has rapidly and significantly expanded its operations and anticipate that further significant expansion will be required to address potential growth in its customer base and market opportunities. To manage the anticipated growth of its operations, Com21 will be required to: improve existing and implement new operational, financial and management information controls, reporting systems and procedures; hire, train and manage additional qualified personnel; expand and upgrade its core technologies; and effectively manage multiple relationships with its customers, suppliers and other third parties.

Com21 competes for skilled personnel in a labor market where there is a shortage of qualified personnel and salary demands are above the norm. Com21 must be able to continue to recruit and retain personnel, and failure to do so would result in Com21 not meeting its anticipated growth goals.
In addition, Com21's management team may not be able to achieve the rapid execution necessary to fully exploit the market for its products and services.

Com21 may not be able to install enhanced management information and control systems in an efficient and timely manner, and its current or planned personnel, systems, procedures and controls may not be adequate to support its future operations.

In the future, Com21 may experience difficulties meeting the demand for its products and services. Com21 cannot assure that its systems, procedures or controls will be adequate to support the anticipated growth in its operations. Any failure to manage growth effectively could materially adversely affect its business, operating results and financial condition.

     Com21 depends on strategic relationships.

Com21's business strategy relies to a significant extent on its strategic relationships with other companies. These relationships include: software license arrangements for Com21's network management system; technology licensing agreements for certain products; development and OEM arrangements with certain suppliers for advanced products; marketing arrangements with system integrators, and others; and collaboration agreements with suppliers of routers and headend equipment to ensure the interoperability of Com21's cable modems with these suppliers.
These relationships may not be successful because Com21 may not be able to continue to maintain, develop or replace them in the event any of these relationships are terminated. In addition, any failure to renew or extend any licenses between any third party and Com21 may adversely affect Com21's business.

     Com21's customer base is concentrated and the loss of one or more of its customers could cause its business to suffer.

A relatively small number of customers (which include system integrators) have accounted for a large part of Com21's revenues to date, and Com21 expects that this trend will continue. Com21 expects that its largest customers in the future could be different from its largest customers today due to a variety of factors, including customers' deployment schedules and budget considerations. In addition, certain of Com21's system integrators could develop and manufacture products that compete with Com21 and therefore could no longer distribute Com21's products. Because a limited number of cable operators account for a majority of Com21's prospective customers, Com21's future success will depend upon its ability to establish and maintain relationships with these companies. Com21 may not be able to retain its current accounts or to obtain additional accounts. Both in the U.S. and internationally, a substantial majority of households passed are controlled by a relatively small number of cable operators. The loss of one or more of its customers or its inability to successfully develop relationships with other significant cable operators could cause Com21's business to suffer.

     Com21 is subject to risks associated with operating in international markets.

Com21 expects that a significant portion of its sales will continue to be in international markets for the foreseeable future. Com21 has expanded operations in its existing international markets and intends to enter new international markets, which will demand management attention and financial commitment. In addition, a successful expansion of its international operations and sales in certain markets will require Com21 to develop relationships with international systems integrators and distributors. Com21 may not be able to identify, attract or retain suitable international systems integrators or distributors. Com21 may not be able to successfully expand its international operations.

Furthermore, to increase revenues in international markets, Com21 will need to continue to establish foreign operations, to hire additional personnel to run these operations and to maintain good relations with its foreign systems integrators and distributors. To the extent that it is unable to successfully do so, Com21's growth in international sales will be limited and its operating results could be adversely affected.

Com21's international sales to date have been denominated in U.S. dollars. It does not currently engage in any foreign currency hedging transactions. A decrease in the value of foreign currencies relative to the U.S. dollar could make Com21's products more expensive in international markets.

In addition to currency fluctuation risks, international operations involve a number of risks not typically present in domestic operations. These risks include the following: changes in regulatory requirements; costs and risks of deploying systems in foreign countries; licenses, tariffs and other trade barriers; political and economic instability; difficulties in staffing and managing foreign operations; potentially adverse tax consequences; difficulties in obtaining governmental approvals for products; the burden of complying with a wide variety of complex foreign laws and treaties; and the possibility of difficult accounts receivable collections.

Com21 is also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. It cannot predict whether charges or restrictions upon the importation or exportation of its products will be implemented by the U.S. or other countries.

Future international activity may result in sales denominated in foreign currencies. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in Com21's operating results. Any of these factors could materially and adversely affect Com21's business, operating results and financial condition.

     The industry in which Com21 competes is subject to consolidation.

There has been a trend toward industry consolidation for several years, which has continued through the second quarter of 2000. Com21 expects this trend toward industry consolidation to continue as companies attempt to strengthen or hold their market positions in an evolving industry. Com21 believes that industry consolidation may provide increasingly stronger competitors that are better able to compete as sole-source vendors for customers. This could lead to more variability in operating results as Com21 competes to be a single vendor solution and could have a material adverse effect on its business, operating results and financial condition. Additionally Com21 believes that industry consolidation may lead to fewer larger possible customers. If Com21 is unable to maintain its current customers or secure additional customers its business could be adversely affected.

    Com21 may be subject to product returns and product liability claims due to defects in its products.

Com21's products are complex and may contain undetected defects, errors or failures. These errors have occurred in its products in the past and additional errors may be expected to occur in its products in the future. The occurrence of any defects, errors, or failures could result in delays in installation, product returns and other losses to Com21 or to its cable operators or end-users. Any of these occurrences could also result in the loss of or delay in market acceptance of Com21's products, which could have a material adverse effect on its business, operating results and financial condition. Com21 would have limited experience with the problems that could arise with any new products that it introduces.

Although Com21 has not experienced any product liability claims to date, the sale and support of its products entail the risk of these claims. A successful product liability claim brought against Com21 could have a material adverse effect on its business, operating results and financial condition.

     The location of Com21's facilities subjects it to the risk of earthquakes and or other natural disasters.

Com21's corporate headquarters, including most of its research and development operations and its in-house manufacturing facilities, are located in the Silicon Valley area of Northern California, a region known for seismic activity. A significant natural disaster in the Silicon Valley, such as an earthquake, could have a material adverse impact on Com21's business, financial condition and operating results.

     Com21's stock price is highly volatile and broad market fluctuations may adversely affect the market price of its common stock.

The trading price of Com21's common stock has fluctuated significantly since its initial public offering in May 1998. In addition, the trading price of Com21's common stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by Com21 or its competitors, announcements by certification and standards bodies, developments with respect to patents or proprietary rights, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of Com21's common stock.

Additionally, Com21 may choose to structure acquisitions or other transactions by issuing additional Com21 common stock or warrants or options to purchase Com21 stock that would have a dilutive affect on the common stock currently outstanding. Although Com21 anticipates these types of transactions will increase the overall value of Com21, Inc., they may have an adverse affect on the market price of Com21's common stock.





                          FORWARD-LOOKING STATEMENTS

	Com21 has made forward-looking statements in this document and the documents incorporated by reference herein that are subject to risks and uncertainties. These statements are based on management's beliefs and assumptions, based on information currently available to management. Forward-looking statements include, but are not limited to, information concerning possible future results of operations of Com21 set forth under the section entitled "Risk Factors." Statements in this document and the documents incorporated herein by reference preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," "should" or similar expressions identify forward-looking statements.

	Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of Com21 may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Com21's ability to control or predict.
 Shareholders are cautioned not to put undue reliance on any forward-looking statements. In addition, Com21 does not have any intention or obligation to update forward-looking statements after the date of this prospectus even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, Com21 claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

	In evaluating the exchange, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" in this prospectus and in the documents incorporated by reference herein.

                     WHERE YOU CAN FIND MORE INFORMATION

	We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room 15 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our web site at sttp://www.Com21.com or at the SEC's web site at http://www.sec.gov.

	The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.
 We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

(a) Com21's Annual Report on Form 10-K for the fiscal year ended
December 31, 1999 filed March 24, 2000, including certain information in Com21's Definitive Proxy Statement in connection with Com21's 2000 Annual Meeting of Shareholders;

(b) Com21's Quarterly Reports on Form 10-Q (a) for the quarter ended March 31, 2000 filed May 15, 2000, and (b) for the quarter ended June 30, 2000 filed August 15, 2000;


(c) Com21's Current Reports on Form 8-K (a) filed April 24, 2000, and
(b) filed July 18, 2000, and as amended and filed September 18, 2000;
and

(d) The description of Com21 Common Stock contained in its registration statement on Form 8-A filed April 8, 1998, including any amendments or reports filed for the purpose of updating such descriptions.

	You may request a copy of these filings, at no cost, by writing to telephoning us at the following address:

		David Robertson
		Chief Financial Officer
		Com21, Inc.
		750 Tasman Drive
		Milpitas, CA  95053
		(408) 953-9100

	You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                               USE OF PROCEEDS

        Com21 will not receive any of the net proceeds from the sale of the shares of Com21 common stock offered hereby, all of which proceeds will be received by the selling shareholders.


                            PLAN OF DISTRIBUTION

	Com21 is registering all 2,281,720 shares on behalf of certain selling shareholders. All of the shares were issued by us in connection with our acquisition of GADline, Ltd. Com21 acquired all of the outstanding ordinary shares of GADline, and GADline is now a wholly-owned subsidiary of Com21. Com21 will receive no proceeds from this offering. The selling shareholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (collectively, the "Selling Shareholders") may sell the shares from time to time. The Selling Shareholders will act independently of Com21 in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling
Shareholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

- a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

- purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

- an exchange distribution in accordance with the rules of such exchange,

- ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

- in privately negotiated transactions.

	To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in the resales.

	The Selling Shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise.
 In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

	Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Shareholders have advised Com21 that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Shareholders.

	The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

	Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution.
 In addition, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders. Com21 will make copies of this prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

	Com21 will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

- the name of each such Selling Shareholder and of the participating broker-dealer(s),

- the number of shares involved,

- the price at which such shares were sold,

- the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

- that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

- other facts material to the transaction.

	Com21 will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares.
 The Selling Shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                             SELLING SHAREHOLDERS

	The following table sets forth the number of shares owned by each of the Selling Shareholders. None of the Selling Shareholders has had a material relationship with Com21 within the past three years other than as a result of the ownership of the shares or other securities of Com21 or as a result of their employment with Com21 as of the date of the closing of the acquisition of GADline. No estimate can be given as to the amount of shares that will be held by the Selling Shareholders after completion of this offering because the Selling Shareholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Shareholders named below.

                                                                 Number of
                                                                  Shares
                                                    Percent of   Registered
                                 Number of Shares  Outstanding    For Sale
Name of Selling Shareholder     Beneficially Owned  Shares (1)   Hereby (2)
______________________________  __________________  ___________  __________
Gidon Tahan                          443,353          1.83%       443,353
David Cohen                          443,353          1.83%       443,353
William C. Mattison, Jr.              19,758             *         19,758
Bear Stearns Securities Corporation
as Custodian for William C.
Mattison, Jr. IRA R/O                  6,585             *          6,585
Mattison Family Trust                 19,758             *         19,758
The Mattison Foundation, Inc.          6,585             *          6,585
Emanuel Gerard                        43,907             *         43,907
Eric Singer                            2,304             *          2,304
Bank of America FBO Eric Singer IRA    2,304             *          2,304
Charles L. Ughetta IRA                 2,194             *          2,194
Charles F. & Kathryn D. Ughetta        2,194             *          2,194
Vincent John Kenney                    1,645             *          1,645
Nathan Schipper                          657             *            657
Richard C. Mekenzie, Jr.              21,953             *         21,953
Issac & Ruth Vidomlanski               3,951             *          3,951
Abraham & Myra Selesny                 1,316             *          1,316
Nathan Low                            43,738             *         43,738
Merich Ozada                          43,738             *         43,738
Israel Emerging Growth Fund, L.P.      4,938             *          4,938
Adrian Davis                             987             *            987
Joshua Ellenhorn                       1,975             *          1,975
Leonard Beder                            987             *            987
Steve Aaronson                           987             *            987
Warren & Chana Fermaglich             23,835             *         23,835
Dena Levenson                            940             *            940
Elizabeth Korda                        6,585             *          6,585
Robert Korda                          19,758             *         19,758
Philip J. Hempleman                  104,982             *        104,982
Leonard Rauner                        19,090             *         19,090
Wayne Wilkey                           7,634             *          7,634
Alexander Greenberg                    7,634             *          7,634
Joel Ackerman                          3,816             *          3,816
David D. May                           5,725             *          5,725
Sanford B. Prater                      5,725             *          5,725
Kirk Balzer                            3,816             *          3,816
Green Cay Latin American Fund LDC     66,905             *         66,905
Green Cay Emerging Market Fund LDC    33,452             *         33,452
Ashline, Ltd.                        175,636             *        175,636
Charles Benchabat                        422             *            422
A.U.K. Investments                     1,244             *          1,244
Avraham Fischer                       25,162             *         25,162
Courses Investment in Technology Ltd.193,638             *        193,638
Telrad Holdings LTD.                 290,094          1.20%       290,094
Julie Lynn Selesny                       657             *            657
Tamar Aderet Selesny                     164             *            164
Adena R. Selesny                         164             *            164
Chaim David Selesny                      164             *            164
Yaacov Eliezer Selesny                   164             *            164
Equity Trade Finance Ltd.              8,781             *          8,781
Robert Harow                           1,316             *          1,316
Private Equity Bridge Invest Ltd.    155,050             *        155,050
___________________

*		Represents beneficial ownership of less than one percent.
(1) Based on the number of shares outstanding on July 5, 2000.
(2) Assumes the sale of all shares of Com21 common stock offered by the Selling Shareholders. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Com21's outstanding shares of common stock.

                                 LEGAL MATTERS

	The validity of the securities offered hereby will be passed upon for Com21 by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California.

                                    EXPERTS

	The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from Com21's annual report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


____________________________________    ____________________________________
We have not authorized any person to
make a statement that differs from
what is in this prospectus.  If any
person does make a statement that
differs from what is in this
prospectus, you should not rely on
it. This prospectus is not an offer
to sell, nor is it seeking an offer
to buy, these securities in any
state in which the offer or sale is
not permitted.  The information in                  COM21, INC.
this prospectus is complete and
accurate as of its date, but the
information may change after that
date.                                             2,281,720 Shares
                                                   of Common Stock
        TABLE OF CONTENTS
                               Page           ________________________
The Company                      1
                                                     PROSPECTUS
Risk Factors                     1
                                              ________________________
Forward-Looking Statements       9

Where You Can Find More
  Information                    9

Use of Proceeds                 10               September 19, 2000

Plan of Distribution            12

Selling Shareholders            14

Legal Matters                   15

Experts                         15





____________________________________    ____________________________________